Media release

Rio Tinto approves development of Silvergrass mine to maintain Pilbara blend

2 August 2016

Rio Tinto will invest an incremental $338 million to complete the development of the Silvergrass mine in its world-class Pilbara iron ore operations in Western Australia.

The brownfield expansion of the high-grade Silvergrass mine offers attractive returns, with an expected internal rate of return for this investment well in excess of 100 per cent1 and a pay back of less than three years. It is a key element in maintaining Rio Tinto’s premium Pilbara blend, and also delivers incremental tonnage and lower unit costs.

As anticipated in previous guidance, this Silvergrass investment adds 10 million tonnes of capacity.2

The investment will lower mine operating costs by replacing road haulage with a more efficient conveyor system that links the Silvergrass operations to our existing processing plant at Nammuldi.

Rio Tinto chief executive J-S Jacques said “We are committed to disciplined capital allocation and the approval of the final phase of the Silvergrass development, which is one of the most value-accretive projects across the mining industry, delivers high-quality, low-cost growth that will underpin future returns to shareholders.

“The additional low-phosphorus tonnes that Silvergrass delivers will sustain the long-term viability of our Pilbara blend, ensuring continued premium pricing, whilst also lowering our operating costs through infrastructure improvements.”

This final stage of the Silvergrass development is subject to obtaining necessary approvals from the West Australian Government.

Note to editors

  Silvergrass is a satellite deposit located adjacent to Rio Tinto’s Nammuldi mine and is part of the Greater Nammuldi precinct, located approximately 70 kilometres north-west of Tom Price.
  The final phase of the Silvergrass development will replace the road haulage used in the NIT projects with a primary crusher and a nine kilometre conveyor to connect the Silvergrass mining area to the existing processing facilities at our nearby Nammuldi operations.
  Ore from the Silvergrass mining operations is high-quality, low-phosphorus Marra Mamba ore that is treated at the Greater Nammuldi processing plant and blended into Rio Tinto’s premium Pilbara blend product.
  Silvergrass is a wholly-owned operation conducted under the Iron Ore (Hamersley Range) Agreement Act 1963.

1 IRR calculated using consensus iron ore prices.
2 This production target was disclosed in a presentation to the market on 10 May 2016. All material assumptions underpinning that target continue to apply and have not materially changed.

Total Silvergrass complex

Project	Approval	Commissioning	Additional capacity (mt/a)
Nammuldi Incremental Tonnes Stage One	2014	Q4 2015	5
Nammuldi Incremental Tonnes Stage Two	2015	Q4 2016	5
Silvergrass	2016	Q4 2017	10

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